Room 4561

      February 23, 2006

Mr. Neldon Johnson
President and Chief Executive Officer
International Automated Sytems, Inc.
326 North SR 198
Salem, UT 84653

RE:	International Automated Systems, Inc.
	Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
      Filed February 21, 2006
      Form 8-K filed February 21, 2006
      File No. 033-16531-D

Dear Mr. Johnson:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to this comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 8-K Filed February 23, 2006
1. Please revise your filing to provide a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3).
2. We note that you concluded that your financial statements should not be relied upon on November 30, 2005 and you filed your Form 8-K on February 21, 2006. Please explain to us why you believe the timing of your filing complies with the requirements of Item 4.02 of
Form 8-K.
3. Please explain to us how and when this error was identified.
In
addition, describe to us your year-end closing process and the procedures performed by your auditors related to equity and explain how these outstanding shares were not identified at June 30, 2005.

Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
4. Please explain to us how, considering the nature of the error described in your Form 8-K filed on February 21, 2006, you concluded that your disclosure controls and procedures were effective as disclosed in your periodic reports that were amended to restate your financial statements. In addition, we note that your Form 10-KSB/A disclosures do not appear to comply with the requirements of Items 307 and 308(c) of Regulation S-B.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark Kronforst, Senior Staff Accountant, at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding our comments.


								Sincerely,



								Brad Skinner
								Accounting Branch Chief
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Mr. Neldon Johnson
International Automated Systems, Inc.
February 23, 2006
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